             AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                            September 28, 1999

                                                  REGISTRATION NO. 333-81229
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                              AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                      ADELPHIA COMMUNICATIONS CORPORATION
             (Exact name of registrant as specified in its charter)


            DELAWARE                                  4841                                    23-2417713
(State or other jurisdiction of     (Primary Standard Industrial Classification   (I.R.S. Employer Identification No.)
 incorporation or organization)                    Code Number)

                             ONE NORTH MAIN STREET
                        COUDERSPORT, PENNSYLVANIA  16915
                                 (814) 274-9830
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             COLIN HIGGIN, ESQUIRE
                             DEPUTY GENERAL COUNSEL
                      ADELPHIA COMMUNICATIONS CORPORATION
                             ONE NORTH MAIN STREET
                        COUDERSPORT, PENNSYLVANIA  16915
                                 (814) 274-9830
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                PLEASE ADDRESS A COPY OF ALL COMMUNICATIONS TO:

                       CARL E. ROTHENBERGER, JR., ESQUIRE
                  BUCHANAN INGERSOLL PROFESSIONAL CORPORATION
                          21ST FLOOR, 301 GRANT STREET
                        PITTSBURGH, PENNSYLVANIA  15219
                                 (412) 562-8826

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

   7,000,000 shares                                       Subject to Completion
ADELPHIA COMMUNICATIONS CORPORATION                Dated September 28, 1999
Class A common stock

   The stockholders of Adelphia Communications Corporation as described under the caption "Selling Stockholders" on page 21 of this prospectus are offering and selling up to 7,000,000 shares of Adelphia's Class A common stock under this prospectus.

   The Class A common stock is listed on the Nasdaq National Market. The Class A common stock's ticker symbol is "ADLAC." On September 27, 1999, the closing sale price on the Nasdaq National Market of a single share of the Class A common stock was $59.88.

   Our common stock also includes Class B common stock. The rights of holders of the Class A common stock and Class B common stock differ with respect to certain aspects of dividends, liquidations and voting. The Class A common stock has preferential rights with respect to cash dividends and distributions upon the liquidation of Adelphia. Holders of Class B common stock are entitled to greater voting rights than the holders of Class A common stock; however, the holders of Class A common stock, voting as a separate class, are entitled to elect one of Adelphia's directors.

You should carefully review "Risk Factors" beginning on page 5 for a discussion of things you should consider when investing in our Class A common stock.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is October 1, 1999.

   The information in the prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell securities and is not soliciting an offer to buy these securities in any state where the offer is prohibited.

                               TABLE OF CONTENTS
                               -----------------

ADELPHIA...................................................................   1

RISK FACTORS...............................................................   5

DILUTION...................................................................  21

SELLING STOCKHOLDERS.......................................................  21

USE OF PROCEEDS............................................................  24

PLAN OF DISTRIBUTION.......................................................  24

WHERE YOU CAN FIND MORE INFORMATION........................................  26

EXPERTS....................................................................  27

                                    ADELPHIA

        Adelphia is a leader in the telecommunications industry with cable television and local telephone operations. We are the sixth largest cable television operator in the United States, after giving effect to the recent and pending cable system acquisitions and swaps described in "Recent
Developments." Through our subsidiary Hyperion Telecommunications, Inc., we own and operate a super regional provider of integrated communications services in the eastern half of the United States. John J. Rigas, the Chairman, President, Chief Executive Officer and founder of Adelphia, has owned and operated cable television systems since 1952.

        Our operations consist of providing telecommunications services primarily over our networks, which are commonly referred to as broadband networks because they can transmit large quantities of voice, video and data by way of digital or analog signals. We owned cable television systems with broadband networks that passed in front of approximately 7.9 million homes and served approximately 5.0 million basic subscribers as of June 30, 1999, after giving effect to the recent and pending cable system acquisitions and swaps described in "Recent Developments." After giving effect to these acquisitions and swaps, our cable systems are organized into ten regional clusters: Los Angeles, Florida, New England, Midwest, Western New York, Virginia, Western Pennsylvania, Puerto Rico, Colorado Springs and Eastern Pennsylvania. Approximately 40% of our basic subscribers are located in our Los Angeles and Florida clusters and approximately 75% of our basic subscribers are located in our five largest clusters.

        Hyperion provides its customers with alternatives to the incumbent local telephone company for local and long distance voice services, messaging, high-speed data and Internet services. Hyperion's telephone operations are referred to as being facilities based, which means it generally owns the local telecommunications networks and facilities it uses to deliver these services, rather than leasing or renting the use of another party's networks to do so. As of June 30, 1999, Hyperion was serving 40 metropolitan statistical areas and had sold 212,191 access lines of which 191,285 were installed, approximately 65% of which Hyperion provisioned on its own switches. Hyperion Class A common stock is quoted on the Nasdaq National Market under the symbol "HYPT."

Recent Developments

   Proposed Common Stock Offering

        On September 16, 1999, Adelphia announced that it filed a preliminary prospectus supplement to its shelf registration statement with the SEC for a public offering of approximately $400.0 million in shares of Class A common stock.

   Hyperion Name Change Announcement

        On July 1, 1999, Adelphia and Hyperion announced their decision to further combine the efforts of both companies and that Hyperion was changing the name under which it will be doing business to Adelphia Business Solutions. Hyperion expects to ask its stockholders to approve a change of its legal name from Hyperion Telecommunications, Inc. to Adelphia Business Solutions, Inc. at its annual stockholders meeting on October 25, 1999.

   May 1999 Cable System Swap Agreements

        On May 26, 1999, Adelphia announced that it had agreed to exchange certain cable systems with Comcast Corporation and Jones Intercable, Inc. in a geographic rationalization of the companies' respective markets. As a result of this transaction, Adelphia would add approximately 443,000 basic subscribers in Los Angeles, California and West Palm/Fort Pierce, Florida. In exchange, Comcast and Jones would receive systems currently owned, managed or under contract to be acquired by Adelphia serving approximately 468,000 basic subscribers in suburban Philadelphia, Pennsylvania, Ocean County, New Jersey, Ft. Myers, Florida, Michigan, New Mexico and Indiana. All systems involved in the transactions will be valued by agreement between the parties or, following a failure to reach agreement, by independent appraisals, and any difference in relative value will be funded with cash or additional cable systems. The system exchanges are subject to customary closing conditions and regulatory approvals and are expected to close by mid-2000.

   April 1999 Series D Convertible Preferred Stock Offering

        On April 30, 1999, and in a related transaction on May 14, 1999, Adelphia consummated an offering of 2.875 million shares of 5 1/2% Series D Convertible Preferred Stock, liquidation preference $200 per share. Net proceeds to Adelphia from this offering, after deducting offering expenses, were approximately $557.0 million. Adelphia invested a portion of the net proceeds in cash equivalents and advanced or contributed the remaining net proceeds to certain subsidiaries to repay borrowings under subsidiary credit agreements, all of which, subject to compliance with the terms and maturities of such credit agreements, Adelphia plans to reborrow to fund one or more of its pending acquisitions described in this section.

   April 1999 Common Stock Offering

        On April 28, 1999, Adelphia consummated an offering of 8.0 million shares of Class A common stock. Net proceeds to Adelphia from this offering, after deducting offering expenses, were approximately $485.5 million. Adelphia advanced or contributed the net proceeds to certain subsidiaries to repay borrowings under subsidiary credit agreements, all of which, subject to compliance with the terms and maturities of such credit agreements, Adelphia plans to reborrow to fund one or more of its pending acquisitions described in this section.

   April 1999 Senior Notes Offering

        On April 28, 1999, Adelphia consummated an offering of $350 million of 7 7/8% Senior Notes due 2009. Net proceeds from this offering, after deducting offering expenses, were approximately $345.0 million. The net proceeds were used to repay borrowings under subsidiary credit agreements, all of which, subject to compliance with the terms of and maturities of such credit agreements, may be reborrowed and used for general corporate purposes, including acquisitions, capital expenditures and investments.

   Pending Harron Acquisition

        On April 12, 1999, Adelphia entered into a definitive agreement to purchase the cable television systems owned by Harron Communications Corp. for approximately $1.17 billion in cash. This transaction is subject to customary closing conditions. As of June 30, 1999, Harron had approximately 299,000 basic subscribers after giving effect to recent and pending acquisitions by Harron involving systems with approximately 6,000 basic subscribers. The closing is expected to occur early in the calendar quarter ending December 31, 1999.

   Pending Highland Holdings Purchase of Class B Common Stock

        On April 9, 1999, Adelphia entered into a stock purchase agreement with Highland Holdings, a general partnership controlled by members of the family of John J. Rigas, pursuant to which Adelphia agreed to sell to Highland Holdings and Highland Holdings agreed to purchase $375.0 million of Adelphia Class B common stock. We will refer to this purchase as the Rigas Direct Placement. The purchase price for the Class B common stock will be $60.76 per share, which is equal to the public offering price in Adelphia's April 28, 1999 public offering of Class A common stock described above less the underwriting discount, plus an interest factor. Closing under this stock purchase agreement is to occur on or prior to January 23, 2000 as determined by Highland Holdings at its discretion.

   Pending Century Acquisition

        On March 5, 1999, Adelphia announced that it had entered into a definitive merger agreement to acquire Century Communications Corp. Under the agreement, Adelphia would acquire the outstanding common stock of Century for an aggregate of approximately $826 million in cash, approximately 48.7 million shares of Adelphia Class A common stock and the assumption of approximately $1.6 billion of debt. This transaction is subject to shareholder approval by Century and Adelphia at their respective stockholders meetings on October 1, 1999, and to other customary closing conditions. As of May 31, 1999, Century had approximately 1,610,000 basic subscribers after giving effect to Century's pending joint venture with AT&T. Adelphia believes this acquisition will close early in the calendar quarter ending December 31, 1999.

   March 1999 Hyperion Notes Offering

        On March 2, 1999, Hyperion issued $300 million of 12% Senior Subordinated Notes due 2007. An entity controlled by members of the Rigas family purchased $100 million of the $300 million of Senior Subordinated Notes directly from Hyperion at a price equal to the aggregate principal amount less the discount to the initial purchasers. The net proceeds of approximately $292 million will be used to fund Hyperion's acquisition of interests held by local partners in certain of its networks, for capital expenditures and investments in its networks, for working capital purposes and for general corporate purposes.

   Pending FrontierVision and Other Acquisitions

        On February 22, 1999, Adelphia entered into a definitive agreement to acquire FrontierVision Partners, L.P. for approximately $2.1 billion. Under that agreement, Adelphia would acquire 100% of FrontierVision in exchange for approximately $550 million in cash, 7.0 million shares of Adelphia Class A common stock and assumed debt of approximately $1.1 billion. The transaction is subject to customary closing conditions. As of June 30, 1999, FrontierVision had approximately 710,000 basic subscribers. Adelphia believes that the FrontierVision acquisition will close early in the calendar quarter ending December 31, 1999. The 7.0 million shares being offered and sold under this prospectus are the 7.0 million shares being exchanged for the interests in FrontierVision being acquired by Adelphia. In addition to the Century, FrontierVision and Harron acquisitions, the May 1999 cable system swap agreements, and the acquisition of Telesat's interests in Olympus described below, as of September 30, 1999 Adelphia also had pending or had consummated, agreements for acquisitions covering an aggregate of approximately 102,000 additional basic subscribers for an aggregate price of approximately $484.5 million.

   Telesat Stock Repurchase and Pending Acquisition of Olympus Interests

        On January 29, 1999, Adelphia purchased from subsidiaries of Telesat Cablevision, Inc., a subsidiary of FPL Group, Inc., shares of Adelphia's stock owned by such Telesat subsidiaries. Adelphia purchased 1,091,524 shares of Adelphia Class A common stock and 20,000 shares of its Series C cumulative convertible preferred stock which were convertible into an additional 2,358,490 shares of Adelphia Class A common stock. These shares represented 3,450,014 shares of Adelphia Class A common stock on a fully converted basis. Adelphia also agreed to acquire Telesat's equity interests in Olympus Communications, L.P., a non-consolidated joint venture between Adelphia and Telesat. The acquisition is subject to applicable third party approvals and is expected to close in the third quarter of 1999. The aggregate purchase price for Telesat's interests in Olympus will be approximately $108.0 million.

     For other recent developments regarding Adelphia, we refer you to our most recent and future filings under the Exchange Act.

        Our executive offices are located at One North Main Street, Coudersport, Pennsylvania 16915, and our telephone number is (814) 274-9830.

                                  RISK FACTORS

        Before you invest in our Class A common stock, you should be aware that there are various risks associated with investing in Adelphia, including those described below. You should carefully consider these risk factors together with all of the other information included or incorporated by reference in this prospectus before you decide to purchase shares of Adelphia Class A common stock.

High Level Of Indebtedness

        As of June 30, 1999, we owed approximately $3.8 billion and as of that date we would have owed approximately $5.8 billion after the acquisition of Century, approximately $7.0 billion after the acquisition of Century and FrontierVision and approximately $8.3 billion after such transactions and the Harron and Olympus acquisitions. Our high level of indebtedness can have important adverse consequences to us and to you.

   Adelphia has a substantial amount of debt. We borrowed this money to purchase and to expand our cable systems and other operations and, to a lesser extent, for investments and loans to our affiliates. At June 30, 1999, our indebtedness totaled approximately $3.8 billion. This included approximately:


 .  $2.4 billion of Adelphia Parent Company public debt. When we use the term
   "Adelphia Parent Company" in this prospectus, we are referring only to Adelphia Communications Corporation as a parent holding company entity and not its subsidiaries;


 . $601.7 million of debt owed by our subsidiaries to banks, other financial institutions and other persons; and


 . $786.7 million of public debt owed by Hyperion, Adelphia's subsidiary, which is a super-regional provider of integrated communications services.

   Olympus, a non-consolidated joint venture, also has approximately $207.5 million of debt as of June 30, 1999. Olympus will be consolidated with Adelphia upon completion of Adelphia's proposed acquisition of Telesat's interests in Olympus. That acquisition is expected to close in the third quarter of 1999.

        We may need to refinance significant Century indebtedness that we will be assuming.

   Century and its subsidiaries have substantial indebtedness. At May 31, 1999, Century and its subsidiaries had long-term debt of approximately $2.0 billion (exclusive of current maturities of $20.1 million), including approximately $1.9 billion principal amount of public indebtedness under indentures, $89.0 million of indebtedness under four credit agreements entered into by subsidiaries of Century and various banks and $80.0 million of indebtedness under a note agreement entered into by a subsidiary of Century. As of August 26, 1999, Century and its subsidiaries had borrowed an additional $875 million and has invested these proceeds in short-term deposits.

Without a consent from the lenders to Century's subsidiaries, the Century merger will violate certain covenants contained in the Century credit agreements. As a result, we will either secure a waiver from the lenders under these credit agreements or will refinance such credit agreements with new or existing credit facilities. Although we currently have sufficient liquidity under our existing credit facilities to refinance the borrowings under Century's credit agreements, Adelphia is seeking consents to keep some or all of such credit agreements in place. In the event that these consents cannot be obtained upon reasonable terms, we could seek to refinance some or all of them under one or more new facilities in order to preserve our existing liquidity. There can be no assurance, however, that we will be able to obtain these consents or refinance these credit agreements under any terms or on terms acceptable to Adelphia. As a result, the failure to obtain the required consents or to refinance these credit agreements could materially decrease Adelphia's liquidity.

   Under the indentures for Century's public notes, the merger will require Century to make an offer to purchase the public notes if the merger results in the public notes being downgraded to a specified level by certain national rating agencies. Upon announcement of the merger, certain rating agencies announced that the Century notes were under review with a view to a downgrade to a level which would not require Century to make an offer to repurchase public notes. In the event that the public notes were to be downgraded to a level beyond that announced by the rating agencies upon disclosure of the merger, Century would be required to make an offer to repurchase the public notes at 101% of the amount of the notes. In the event that a significant amount of notes were tendered to Century for repurchase, this could materially decrease Adelphia's liquidity.

     We may need to refinance significant FrontierVision indebtedness that we will be assuming.

   On February 23, 1999, we announced our proposed acquisition of FrontierVision. FrontierVision and its subsidiaries have substantial indebtedness. At June 30, 1999, FrontierVision and its subsidiaries had nonaffiliate long-term debt of approximately $1.1 billion, including approximately $681.0 million owed to banks under a credit agreement and approximately $462.3 million owed under indentures for public notes. We have secured consents and waivers from the lenders to permit the credit agreement to remain outstanding. As a result of the acquisition by Adelphia, the indentures for the public debt will require FrontierVision to make an offer to repurchase the public notes at 101% of the amount of the public notes. In the event that a significant amount of notes were tendered to FrontierVision for repurchase, this could materially decrease Adelphia's liquidity.

        We will need to raise significant financing for the Harron acquisition.

   We will need to raise significant funds to pay for the $1.17 billion acquisition of Harron.

   The Century, FrontierVision, Olympus and Harron acquisitions are reflected in Adelphia's unaudited condensed consolidated pro forma financial statements incorporated by reference in this prospectus.

     Debt service consumes a substantial portion of the cash we generate. This could affect our ability to invest in our business in the future as well as to react to changes in our industry or economic downturns.

   Our high level of indebtedness can have important adverse consequences to us and to you. It requires that we spend a substantial portion of the cash we get from our business to repay the principal and interest on these debts. Otherwise, we could use these funds for general corporate purposes or for capital improvements. Our ability to obtain new loans for working capital, capital expenditures, acquisitions or capital improvements may be limited by our current level of debt. In addition, having such a high level of debt could limit our ability to react to changes in our industry and to economic conditions generally. In addition to our debt, at June 30, 1999, the Adelphia Parent Company had approximately $148 million and Hyperion had approximately $244 million of redeemable exchangeable preferred stock which contain payment obligations that are similar to Adelphia's debt obligations.



   Approximately 29% of our debt outstanding at June 30, 1999 must be repaid by January 1, 2004 and all of it must be paid by 2009.

   Our debt comes due at various times up to the year 2009, including an aggregate of approximately $1.1 billion as of June 30, 1999, which we must pay by December 31, 2004.

   As discussed above, Century, FrontierVision and Olympus also have a substantial amount of debt. Under its current terms, this debt comes due at various times up to the year 2017, including an aggregate of approximately $1.1 billion as of June 30, 1999 (May 31, 1999 as to Century), which must be paid over the next five years. In addition, we will be required to make offers to purchase at least $662.3 million of this debt as a result of the FrontierVision and Olympus transactions and as described above we could be required to offer to purchase additional debt as a result of the Century acquisition.

   Our Business Requires Substantial Additional Financing And If We Do Not Obtain That Financing We May Not Be Able To Upgrade Our Plant, Offer Services, Make Payments When Due Or Refinance Existing Debt

Our business requires substantial additional financing on a continuing basis for capital expenditures and other purposes including:


 . constructing and upgrading our plant and networks--some of these upgrades we must make to comply with the requirements of local cable franchise authorities;


 .  offering new services;


 .  scheduled principal and interest payments;


 .  refinancing existing debt; and


 .  acquisitions and investments.

There can be no guarantee that we will be able to issue additional debt or sell stock or other additional equity on satisfactory terms, or at all, to meet our future financing needs.

   We Have Had Negative Stockholders' Equity And Large Losses And We Expect This To Continue

   The Total Convertible Preferred Stock, Common Stock and Other Stockholders' Equity at June 30, 1999 was approximately $267.7 million.

   Our continuing net losses, which are mainly due to our high levels of depreciation and amortization and interest expense, may create deficiencies in or reduce our Total Convertible Preferred Stock, Common Stock and Other Stockholders' Equity. Our recent net losses applicable to our common stockholders were approximately as follows for the periods specified:


 .  fiscal year ended March 31, 1997--$130.6 million;


 .  fiscal year ended March 31, 1998--$192.7 million;


 .  nine months ended December 31, 1998--$135.8 million; and


 .  six months ended June 30, 1999--$97.6 million.

We expect to continue to incur large net losses for the next several years.

    Our earnings have been insufficient to pay for our fixed charges and preferred stock dividends.

   Our earnings could not pay for our combined fixed charges and preferred stock dividends during these periods by the amounts set forth in the table below, although combined fixed charges and preferred stock dividends included substantial non-cash charges for depreciation, amortization and non-cash interest expense on some of our debts and the non-cash expense of Hyperion's preferred stock dividends:

                                           Earnings       Non-Cash
                                          ----------      ---------
                                          Deficiency       Charges
                                          ----------      ---------
                                               (in thousands)
fiscal year ended March 31, 1997           $ 61,848        $165,426

fiscal year ended March 31, 1998           $113,941        $195,153

nine months ended December 31, 1998        $116,899        $186,022

six months ended June 30, 1999             $ 81,014        $152,406




        If we cannot refinance our debt including debt incurred in connection with the pending acquisitions of FrontierVision, Century, Harron and Telesat's interest in Olympus or obtain new loans, we would likely have to consider various financing options. We cannot guarantee that any options available to us would enable us to repay our debt in full.

   Historically, the cash we generate from our operating activities and borrowings has been sufficient to meet our requirements for debt service, working capital, capital expenditures and investments in and advances to our affiliates, and we have depended on additional borrowings to meet our liquidity requirements. Although in the past we have been able both to refinance our debt and to obtain new debt, there can be no guarantee that we will be able to continue to do so in the future or that the cost to us or the other terms which would affect us would be as favorable to us as current loans and credit agreements. Under these circumstances, we may need to consider various financing options, such as the sale of additional equity or some of our assets to meet the principal and interest payments we owe, negotiate with our lenders to restructure existing loans or explore other options available under applicable laws including those under reorganization or bankruptcy laws. We believe that our business will continue to generate cash and that we will be able to obtain new loans to meet our cash needs. However, the covenants in the indentures and credit agreements for our current debt provide some limitations on our ability to borrow more money.

   Competition

The telecommunications services provided by Adelphia are subject to strong competition and potential competition from various sources.

   Our cable television business is subject to strong competition from several sources which could adversely affect revenue or revenue growth.

   Our cable television systems compete with other means of distributing video to home televisions such as Direct Broadcast Satellite systems, commonly known as DBS systems, and Multichannel Multipoint Distribution systems commonly known as wireless cable. Some of the regional Bell telephone operating companies and other local telephone companies are in the process of entering the video-to-home business and several have expressed their intention to enter the video-to-home business.

   In addition, because our systems are operated under non-exclusive franchises, other applicants may obtain franchises in our franchise areas. For example, some regional Bell operating companies and local telephone companies have facilities which are capable of delivering cable television service and could seek competitive franchises.

The equipment which telephone companies use in providing local exchange service may give them competitive advantages over Adelphia in distributing video to home televisions. The regional Bell operating companies and other potential competitors have much greater resources than Adelphia and would constitute formidable competition for our cable television business. We cannot predict either the extent to which competition will continue to materialize or, if such competition materializes, the extent of its effect on our cable television business.

   Our cable television systems also face competition from other communications and entertainment media, including conventional off-air television broadcasting services, newspapers, movie theaters, live sporting events and home video products. We cannot predict the extent to which competition may affect us.

   Our cable modem and dial up Internet access business is currently subject to strong competition and there exists the potential for future competition from a number of sources. With respect to high-speed cable modem service, telephone companies are beginning to implement various digital subscriber line services
(xDSL) that allow high-speed Internet access services to be offered over telephone lines. DBS companies offer high-speed Internet access over their satellite facilities and other terrestrial based wireless operators (e.g., MMDS) are beginning to introduce high-speed access as well. In addition, there are now a number of legislative and FCC initiatives and efforts seeking to mandate cable television operators to provide open access to their facilities to competitors that want to offer Internet access over cable services. With respect to dial up Internet access services, there are numerous competitive Internet Service Providers (ISPs) in virtually every franchise area. The local telephone exchange company typically offers ISP services, as do a number of other nationally marketed ISPs such as America Online, Compuserve and AT&T Worldnet. Adelphia cannot predict the extent to which competition will continue to materialize or, if such competition materializes, the extent of its effect on our Internet access business.

        Hyperion's operations are also subject to risk because Hyperion competes principally with established local telephone carriers that have long-standing utility relationships with their customers and pricing flexibility for local telephone services

In each of the markets served by Hyperion's networks, the competitive local exchange carrier services offered by Hyperion compete principally with the services offered by the incumbent local telephone exchange carrier company serving that area. Local telephone companies have long-standing relationships with their customers, have the potential to subsidize competitive services from monopoly service revenues, and benefit from favorable state and federal regulations. The merger of Bell Atlantic and NYNEX created a very large company whose combined territory covers a substantial portion of Hyperion's markets. Other combinations are occurring in the industry, which may have a material adverse effect on Hyperion and us.

   We believe that local telephone companies will gain increased pricing flexibility from regulators as competition increases. Hyperion's operating results and cash flow could be materially and adversely affected by actions by regulators, including permitting the incumbent local telephone companies in Hyperion's markets to do the following:


 .  lower their rates substantially;


 . engage in aggressive volume and term discount pricing practices for their customers; or


 . charge excessive fees to Hyperion for interconnection to the incumbent local telephone company's networks.

     If the regional Bell telephone companies could get regulatory approval to offer long distance service in competition with Hyperion's significant customers, some of Hyperion's major customers could lose market share.

The regional Bell operating companies can now obtain regulatory approval to offer long distance services if they comply with the interconnection requirements of the federal Telecommunications Act of 1996. To date, the FCC has denied the requests for approval filed by regional Bell operating companies in Hyperion's operating areas. However, approval of such a request could result in decreased market share for the major long distance carriers which are among Hyperion's significant customers. This could have a material adverse effect on Hyperion.

        The regional Bell telephone companies continue to seek other regulatory approvals that could significantly enhance their competitive position against Hyperion.

   Legislation has been introduced in Congress proposing to relieve the regional Bell operating companies from the resale and unbundling requirements of the federal Telecommunications Act of 1996 with respect to high-speed data services, and to otherwise facilitate the deployment of such services. The adoption of such legislation by Congress could have a material adverse effect on Hyperion.

     Potential competitors to Hyperion's telecommunications services include the regional Bell telephone companies, AT&T, MCIWorldCom and Sprint, electric utilities and other companies that have advantages over Hyperion.

Potential competitors for Hyperion include other competitive local exchange carriers, incumbent local telephone companies which are not subject to regional Bell operating companies' restrictions on offering long distance service, AT&T, MCIWorldCom, Sprint and other long distance carriers, cable television companies, electric utilities, microwave carriers, wireless telecommunications providers, including cellular and Personal Communication Services (PCS), and private networks built by large end users. Both AT&T and MCIWorldCom have announced that they have begun to offer local telephone services in some areas of the country, and AT&T recently announced a new wireless technology for providing local telephone service. In addition, the long distance carriers could build their own facilities, purchase other carriers or their facilities, or resell the services of other carriers rather than use Hyperion's services when entering the market for local exchange services.

Many of Hyperion's current and potential competitors, particularly incumbent local telephone companies, have financial, personnel and other resources substantially greater than those of Hyperion, as well as other competitive advantages over Hyperion.

   We Are Subject To Extensive Regulation

        Our cable television and telecommunications businesses are heavily regulated as to rates we can charge and other matters. This regulation could limit our ability to increase rates, cause us to decrease then current rates or require us to refund previously collected fees.

The cable television industry and the provision of local telephone exchange services are subject to extensive regulation at the federal, state and local levels, and many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proposals. In particular, the FCC adopted regulations that limit our ability to set and increase rates for our basic service package and for the provision of cable television-related equipment. The law permits certified local franchising authorities to order refunds of rates paid in the previous 12-month period determined to be in excess of the permitted reasonable rates. It is possible that rate reductions or refunds of previously collected fees may be required in the future. In addition, the FCC has commenced a proceeding to determine whether cable operators will be required to carry the digital signals of broadcast television stations. Such a requirement could require the removal of popular programming services with materially adverse results for cable operators.

   We must comply with rules of the local franchising authorities to retain and renew our cable franchises, among other matters. There can be no assurances that the franchising authorities will not impose new and more restrictive requirements as a condition to franchise renewal.

Similarly, Hyperion is subject to state and local regulations and in some cases must obtain appropriate certifications and/or local franchises to construct facilities and offer services. There can be no assurance that Hyperion's state and local regulators will not impose new and more restrictive requirements as a condition to renew any required certifications and franchises.

   Proposals are currently before Congress and the FCC to mandate cable operators to provide "open access" over their cable systems to other ISPs. To date, the FCC has declined to impose such requirements. This same open access issue is being considered by some local franchising authorities as well. Recently, a federal district court in Portland, Oregon, upheld the authority of the local franchising authority to impose an open access requirement in connection with a cable television franchise transfer and that decision has been appealed to the U.S. Court of Appeals for the Ninth Circuit. If the FCC or other authorities mandate additional access to Adelphia's cable systems, we cannot predict the effect that this would have on our Internet access over cable business.

        The federal Telecommunications Act of 1996 may have a significant impact on our cable television and telephone businesses.

The federal Telecommunications Act of 1996 substantially changed federal, state and local laws and regulations governing our cable television and telecommunications businesses. This law could materially affect the growth and operation of the cable television industry and the cable services we provide. Although this legislation may lessen regulatory burdens, the cable television industry may be subject to new competition as a result. There are numerous rulemakings that have been and continue to be undertaken by the FCC which will interpret and implement the provisions of this law. Furthermore, portions of this law have been, and likely other portions will be, challenged in the courts. We cannot predict the outcome of such rulemakings or lawsuits or the short- and long-term effect, financial or otherwise, of this law and FCC rulemakings on us.



Similarly, the federal Telecommunications Act of 1996 removes entry barriers for all companies and could increase substantially the number of competitors offering comparable services in Hyperion's markets or potential markets. Furthermore, we cannot guarantee that rules adopted by the FCC or state regulators or other legislative or judicial initiatives relating to the telecommunications industry will not have a material adverse effect on Hyperion.



   Unequal Voting Rights Of Stockholders

   Adelphia has two classes of common stock--Class A which carries one vote per share and Class B which carries ten votes per share. Under Adelphia's Certificate of Incorporation, the Class A shares elect only one of our directors.

Control Of Voting Power By The Rigas Family

     The Rigas family can control stockholder decisions on very important matters.

   As of September 30, 1999, the Rigas family beneficially owned shares representing approximately 42% of the total number of outstanding shares of both classes of Adelphia's common stock and approximately 77% of the total voting power of Adelphia's shares. The public holds a majority of the outstanding shares of Class A common stock, although the Rigas family also owns about 30% of those shares as of September 30, 1999. The Rigas family owns substantially all of Adelphia's shares of Class B common stock. The Rigas family also owns shares of Adelphia's 8 1/8% Series C cumulative convertible preferred stock which, if converted, would increase its voting power and beneficial ownership. The Rigas family also has agreed to acquire approximately 6,200,000 shares of Class B common stock in the Rigas Direct Placement which would increase its beneficial ownership and voting power. As a result of the Rigas family's stock ownership and an agreement among the Class B stockholders, members of the Rigas family have the power to elect seven of eight Adelphia directors, and if they converted their convertible preferred stock might be able to elect all eight directors. In addition, the Rigas family could control stockholder decisions on other matters such as amendments to Adelphia's Certificate of Incorporation and Bylaws, and mergers or other fundamental corporate transactions.



   There Are Potential Conflicts Of Interest Between Adelphia And The Rigas
Family

John J. Rigas and the other executive officers of Adelphia, including other members of the Rigas family, own other corporations and partnerships, which are managed by us for a fee. Subject to the restrictions contained in a business opportunity agreement regarding future acquisitions, Rigas family members and the executive officers are free to continue to own these interests and acquire additional interests in cable television systems. These activities could present a conflict of interest with Adelphia, such as how much time our executive officers devote to our business. In addition, there have been and will continue to be transactions between us and the executive officers or the other entities they own or have affiliations with. Our public debt indentures contain covenants that place some restrictions on transactions between us and our affiliates.

Holding Company Structure And Potential Impact Of Restrictive Covenants In Subsidiary Debt Agreements

The Adelphia Parent Company directly owns no significant assets other than stock, partnership interests and equity and other interests in our subsidiaries and in other companies. This creates risks regarding our ability to provide cash to the Adelphia Parent Company to repay the interest and principal which it owes, our ability to pay cash dividends to our common stockholders in the future, and the ability of our subsidiaries and other companies to respond to changing business and economic conditions and to get new loans.

        The Adelphia Parent Company depends on its subsidiaries and other companies in which it has investments to fund its cash needs.

The public indentures and the credit agreements for bank and other financial institution loans of our subsidiaries and other companies in which we have invested, restrict their ability and the ability of the companies they own to make payments to the Adelphia Parent Company. These agreements also place other restrictions on the borrower's ability to borrow new funds. The ability of a subsidiary or a company in which we have invested to comply with debt restrictions may be affected by events that are beyond our control. The breach of any of these covenants could result in a default which could result in all loans and other amounts owed to its lenders becoming due and payable. Our subsidiaries and companies in which we have invested might not be able to repay in full the accelerated loans.

   It Is Unlikely You Will Receive A Return On Your Shares Through The Payment Of Cash Dividends

Adelphia has never declared or paid cash dividends on any of its common stock and has no intention of doing so in the foreseeable future. As a result, it is unlikely that you will receive a return on your shares through the payment of cash dividends.

   Future Sales Of Adelphia Common Stock Could Adversely Affect Its Market
Price

   Sales, or availability for sale, of a substantial number of shares of our common stock, including sales by any pledgees of such shares, could adversely affect the market price of Class A common stock and could impair our ability in the future to raise capital through stock offerings. Under various registration rights agreements or arrangements, as of September 30, 1999, the Rigas family has the right, subject to some limitations, to require Adelphia to register substantially all of the shares which it owns of Class A common stock, consisting of 15,029,119 shares, Class B common stock, consisting of 10,736,544 shares and the equivalent number of shares of Class A common stock into which they may be converted, and Series C cumulative convertible preferred stock, consisting of 80,000 shares and the 9,433,962 shares of Class A common stock into which they may be converted. Among others, Adelphia has registered or agreed to register for public sale the following shares:

 . for the Rigas family--up to 11,000,000 shares of Class A common stock, 80,000 shares of Series C cumulative convertible preferred stock and the Class A common stock issuable upon conversion of the Series C cumulative convertible preferred stock;


 .  for the selling stockholders receiving shares in the Verto acquisition--
   2,561,024 shares of Class A common stock;


 . for Highland Holdings, a Rigas family partnership--4,000,000 shares of Class A common stock purchased by it in connection with the January 14, 1999 equity offering and approximately 6,200,000 shares of Class B (and the underlying Class A) common stock to be purchased by Highland Holdings on or before January 23, 2000;


 . for the owners of FrontierVision--7,000,000 shares of Class A common stock in connection with the pending FrontierVision acquisition and that are being offered and sold pursuant to this prospectus, and 1,000,000 shares of Class A common stock held pursuant to an escrow agreement for the benefit of FrontierVision in certain circumstances if the transaction does not close;


 . for the owners of Century--approximately 48,700,000 shares of Class A common stock to be issued in connection with the pending Century acquisition;
   and


 . for other transactions--4,102,302 shares of Class A common stock issued or to be issued.

Approximately 14,904,000 shares of Class A common stock and up to 80,000 shares of Series C cumulative convertible preferred stock, including the underlying Class A common stock, have been pledged by members of the Rigas family in connection with margin loans made to members of the Rigas family. These pledgees could freely sell any shares acquired upon a foreclosure.

   The Century Merger May Not Be Completed If The Required Approval Of Century's Class A Stockholders Is Not Obtained

The Century merger requires approvals from Century's stockholders and our stockholders. Although the Class B stockholders of Century and the controlling stockholders of Adelphia have agreed to vote in favor of the merger, the companies cannot be certain of the ultimate outcome of the required vote of the Class A stockholders of Century. If that vote is not obtained, the companies will not be able to complete the proposed transaction as currently structured or in a timely manner, if at all.

        The failure to satisfy conditions to completion of the acquisitions could jeopardize the acquisitions.

Even if Century's stockholders approve the Century merger, one or more of the pending acquisitions may not close unless several other conditions are met. These include:


 . Receipt of all required consents of governmental authorities have been received, except where the failure to obtain any such required consent would not have a material adverse effect;


 . Neither Adelphia nor the selling parties have breached any of their respective representations, warranties or covenants made in the applicable agreement; and


 .  There is no law or court order prohibiting the applicable acquisition.

   Our Acquisitions And Expansion Could Involve Operational And Other Risks

Because we are experiencing a period of rapid expansion through acquisition, the operating complexity of Adelphia, as well as the responsibilities of management personnel, have increased. Our ability to manage such expansion effectively will require us to continue to expand and improve our operational and financial systems and to expand, train and manage our employee base.

The Century, FrontierVision and Harron transactions and some of our other recent acquisitions involve the acquisition of companies that have previously operated independently. We may not be able to integrate the operations of these companies without some level of difficulty, such as the loss of key personnel. There is no guarantee that we will be able to realize the benefits expected from the integration of operations from these transactions.

Because the cable systems to be acquired in the Century, FrontierVision and Harron acquisitions are in the same industry as those of Adelphia, the acquired systems will generally be subject to the same risks as those of Adelphia, such as those relating to competition, regulation, year 2000 issues and technological developments.



   Purchasers Of Our Common Stock Will Incur Immediate Dilution

Persons purchasing Class A common stock will incur immediate and substantial net tangible book value dilution.

   Year 2000 Issues Present Risks To Our Business Operations In Several Ways

The year 2000 issue refers to the potential inability of computerized systems and technologies to properly recognize and process dates beyond December 31, 1999. This could present risks to the operation of our business in several ways. Our computerized business applications that could be adversely affected by the year 2000 issue include:


 .  information processing and financial reporting systems;


 .  customer billing systems;


 .  customer service systems;


 .  telecommunication transmission and reception systems; and


 .  facility systems.

System failure or miscalculation could result in an inability to process transactions, send invoices, accept customer orders or provide customers with products and services. Although we are evaluating the impact of the year 2000 issue on our business and are seeking to implement necessary solutions, this process has not been completed.

   There can be no assurance that the systems of other companies on which our systems rely will be year 2000 ready or compatible with our systems. Our failure or a third-party's failure to become year 2000 ready, or its inability to become compatible with third parties with which we have a material relationship, including parties acquired by us, may have a material adverse effect on Adelphia, including significant service interruption or outages; however, we cannot currently estimate the extent of any such adverse effects.

   Forward-Looking Statements In This Prospectus Are Subject To Risks And Uncertainties

The statements contained or incorporated by reference in this prospectus that are not historical facts are "forward-looking statements" and can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "intends" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties.

   Certain information set forth or incorporated by reference in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Adelphia's Transition Report on Form 10-K and in Adelphia's Form 10-Qs, is forward-looking, such as information related to the effects of future regulation, future capital commitments and the effects of competition. Such forward-looking information involves important risks and uncertainties that could significantly affect expected results in the future from those expressed in any forward-looking statements made by, or on behalf of, us. These risks and uncertainties include, but are not limited to, uncertainties relating to economic conditions, the availability and cost of capital, acquisitions and divestitures, government and regulatory policies, the pricing and availability of equipment, materials, inventories and programming, technological developments, year 2000 issues and changes in the competitive environment in which we operate. Persons reading this prospectus are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.

                                    DILUTION

        The net tangible book value of Adelphia's common stock as of June 30, 1999 was a deficit of approximately $899,747,000 or $14.45 a share. Net tangible book value per share represents the amount of Adelphia's convertible preferred stock, common stock and other stockholders' equity, less intangible assets, divided by shares of Adelphia's common stock outstanding. Purchasers of Class A common stock will have an immediate dilution of net tangible book value which, due to our having a net tangible book value deficit, will exceed the purchase price per share. For example, in the April 28, 1999 Class A common stock offering, the purchase price of a single share initially sold to the public was $61.75 and the net tangible book value dilution per share was $82.40 based on net tangible book value as of December 31, 1998. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Class A common stock in an offering by Adelphia and the pro forma net tangible book value per share of the common stock immediately after completion of such offering.

                              SELLING STOCKHOLDERS

        The 7,000,000 shares offered under this prospectus have been issued to the former owners of FrontierVision Partners, L.P. Adelphia, FrontierVision Partners, L.P. and others are parties to the FrontierVision purchase agreement and the related registration rights agreement. Under the purchase agreement and registration rights agreement, Adelphia agreed prior to the closing of that transaction to register 7,000,000 shares of Class A common stock for sale under this prospectus. These 7,000,000 shares were issued as part of the closing of the FrontierVision acquisition to the owners of FrontierVision as part of the purchase price paid to them for their interest in FrontierVision Partners, L.P.

     FrontierVision Partners, L.P. is a limited partnership. FrontierVision Partners, L.P. has a general Partner, FVP GP, L.P., and a number of direct or indirect limited partners and they and/or their affiliates are, or may also become, selling stockholders under this prospectus. If required, we would file an amendment or a prospectus supplement to add additional selling stockholders. Registration of these shares does not necessarily mean that the selling stockholders will sell all or any of the shares.

        Neither FrontierVision Partners, L.P. nor any of its former owners has held any positions or office or had any material relationship with us, our predecessors or affiliates during the past three years. In addition, one or more of the selling stockholders may donate, pledge or transfer as gifts some or all of their shares, or may pledge or transfer its or their shares for no value to other beneficial owners. This prospectus may also be used for resales by these pledgees, donees or transferees of the selling stockholder listed below or its distributees and we will identify any of those pledgees, donees or transferees in a supplement to this prospectus.

        The shares listed below represent, as of September 28, 1999, all of the shares that the selling stockholders beneficially own, the number of shares each may offer and the number of shares each will own after the offering assuming each of them sells all of their respective shares.

     The numbers presented under "Class A Common Shares Held After Offering" and "Percent of Class A Common Shares Held After Offering" in the table below assume that all of the shares held by the selling stockholders and being offered under this prospectus are sold, and that the selling stockholders acquire no additional shares of common stock before the completion of this offering.

                                                                                                                    Percent of
                                                                 Percent of Class                     Class A         Class A
                                                Class A Common       A Common      Class A Common     Common          Common
                                                  Shares Held      Shares Held         Shares       Shares Held     Shares Held
Name                                            Before Offering   Before Offering  Offered Hereby  After Offering  After Offering
- ----                                            ---------------  ----------------  --------------  --------------  --------------
J.P. Morgan Capital Corporation                     1,633,583           2.9           1,633,583          --             --
60 Wall Street SBIC Fund,  L.P.                        98,910            *               98,910          --             --
1818 Fund II, L.P.                                  1,340,008           2.4           1,340,008          --             --
Olympus Growth Fund II, L.P.                          891,589           1.6             891,589          --             --
First Union Capital  Partners, Inc.                 1,085,974           1.9           1,085,974          --             --
Tahosa Investors                                       87,265            *               87,265          --             --
Kensington Investment Associates                       68,435            *               68,435          --             --
Pegasus Partners                                       87,265            *               87,265          --             --
Prosperity Associates                                  14,544            *               14,544          --             --
SBF Investments Ltd.                                   58,176            *               58,176          --             --
L. Philips Runyon III, Nominee                         58,176            *               58,176          --             --
Roth Trading Company                                   29,088            *               29,088          --             --
Washington Partners                                    14,544            *               14,544          --             --
Duff Ackerman Goodrich, LLC                               457            *                  457          --             --
Donald F. Bogue and Linda A.
   Bogue, Trust, UTA 6/4/96                             2,634            *                2,634          --             --
Daniel I. Booker                                        3,292            *                3,292          --             --
Daniel R. Duff                                          3,951            *                3,951          --             --
John M. Duff, Jr.                                       9,934            *                9,934          --             --
R. Thomas Goodrich                                      7,902            *                7,902          --             --
John M. Noerr                                           5,334            *                5,334          --             --
William M. Robinson                                     8,231            *                8,231          --             --
Leonard Schwarz                                         3,951            *                3,951          --             --
EOS Partners SBIC, L.P.                               100,077            *              100,077          --             --
Richard King Mellon  Foundation                       220,097            *              220,097          --             --
Mellon Family Investment Co., IV                       55,025            *               55,025          --             --
J. Cashew Corporation                                  22,009            *               22,009          --             --
Bertelsen Family Trust                                 13,756            *               13,756          --             --
John C. Unkovic                                        13,756            *               13,756          --             --
Roger Ahlbrandt                                         3,451            *                3,451          --             --
Anne McB Curtis, M.D.                                   5,116            *                5,116          --             --
Bruce D. Evans                                          5,503            *                5,503          --             --
Frances C. Hardie                                       4,127            *                4,127          --             --
Hardie Brothers Company                                 5,503            *                5,503          --             --
James H. Hardie                                         1,375            *                1,375          --             --
John D. Margolis Trust                                  3,451            *                3,451          --             --
Grover Sams                                             3,451            *                3,451          --             --
Augustus O. Schroeder                                   5,503            *                5,503          --             --
J.J. Stevenson III                                      3,451            *                3,451          --             --
John W. Weiser                                          3,451            *                3,451          --             --
Mallard Investments Limited                            33,903            *               33,903          --             --
Partnership
Olympus Executive Fund, L.P.                           14,404            *               14,404          --             --

Leslie Abbey                                            8,624            *                8,624          --             --

Jonathan Abbey                                          8,624            *                8,624          --             --

Michael Rothbard                                        8,624            *                8,624          --             --

James C. Vaughn                                       252,474            *              252,474          --             --
James C. Vaughn 1998 Annuity Trust                     30,304            *               30,304          --             --
John S. Koo                                           145,710            *              145,710          --             --


John S. Koo 1998 Annuity Trust                          9,470            *                9,470          --             --
All Other Selling Stockholders                        505,518            *              505,518          --             --
                                                    =========          ====           =========
Total                                               7,000,000          12.4%          7,000,000          --             --
                                                    ---------          -----          ---------

   *Less than one percent

                                USE OF PROCEEDS

     All net proceeds from the sale of the shares will go to the stockholders who offer and sell them. We will not receive any proceeds from the sale of shares by the selling stockholders.

                              PLAN OF DISTRIBUTION

     Adelphia is registering the shares on behalf of the selling stockholders. References in this section to selling stockholders also include any permitted pledgees, donees or transferees identified in a supplement to this prospectus as described above. The selling stockholders may offer their shares at various times in one or more of the following transactions:

     . in transactions, which may involve crosses or block transactions, on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

     .  in the over-the-counter market;

     . in private transactions other than in the over-the-counter market or on an exchange;

     .  in connection with short sales of shares;

     .  by pledge to secure debts and other obligations;

     . in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

     .  in a combination of any of the above transactions.

        In addition, pursuant to the registration rights agreement among Adelphia and the selling stockholders, the selling stockholders are entitled to demand up to three underwritten offerings on the terms and conditions set forth in the registration rights agreement. In the event of an underwritten offering and subject to the terms of the registration rights agreement, Adelphia and the selling stockholders will enter into an underwriting agreement and other appropriate agreements with the underwriters participating in the underwritten offering that will set forth the terms on which the participating underwriters will effect sales of the shares.

     The selling stockholders may sell their shares at market prices at the time of sale, at prices related to market prices, at negotiated prices or at fixed prices.

        The selling stockholders may use underwriters or broker-dealers to sell their shares. In effecting such sales, underwriters, brokers or dealers engaged by the selling stockholders may arrange for other underwriters, brokers or dealers to participate. Underwriters, brokers or dealers may purchase shares as principals for their own accounts and resell such shares pursuant to this prospectus. If this happens, the underwriters or broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents. The selling stockholders, any underwriters, brokers, dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with these sales, and any profits realized or commissions received may be deemed underwriting compensation.

        The selling stockholders may also enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of Adelphia's Class A common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery, to that broker-dealer or other financial institution, of the shares offered under this prospectus. The shares that broker-dealers or other financial institutions receive in those types of transactions may be resold under this prospectus.

        Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided they meet the criteria and conform to the requirements of that Rule.

        An affiliate of J.P. Morgan Investment Corporation, one of the selling stockholders, has agreed to act as "preferred broker" for the selling stockholders to effect sales and to make and receive certain notices to Adelphia on behalf of the selling stockholders as required under the registration rights agreement.

        Affiliates of First Union Capital Partners, Inc., a selling stockholder, have performed certain investment banking and commercial banking services for us from time to time for which those affiliates of First Union received customary fees and expenses.

     When a particular offering of shares is made, if required, we will distribute a prospectus supplement. This supplement will set forth the names of the selling stockholders, the aggregate amount and type of shares being offered, the number of such securities owned prior to and after the completion of any such offering, and, to the extent required, the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     To comply with the securities law in some jurisdictions, the shares will be offered or sold in particular jurisdictions only through registered or licensed brokers or dealers. In addition, in some jurisdictions the shares may not be offered or sold unless they have been registered or qualified for sale in that jurisdictions or an exemption from registration or qualification is available and is complied with.

     To comply with rules and regulations under the Securities Exchange Act of 1934, persons engaged in a distribution of the shares may be limited in their ability to engage in market activities with respect to such shares. In addition and without limiting the foregoing, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholders. All of these things may affect the marketability of the shares.

     All expenses of the registration of the shares will be paid by Adelphia, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any. Subject to some limitations, the selling stockholders will be indemnified by Adelphia against civil liabilities, including liabilities under the Securities Act of 1933, or will be entitled to contribution in connection therewith. Subject to some limitations, Adelphia will be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act of 1933, or will be entitled to contribution in connection therewith.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, as well as proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices in Chicago, Illinois or New York, New York. You may obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants like us that file electronically with the SEC.

        This prospectus is part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits filed with the SEC. You may refer to the registration statement and its exhibits for more information.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. If we subsequently file updating or superseding information in a document that is incorporated by reference into this prospectus, the subsequent information will also become part of this prospectus and will supersede the earlier information.

     We are incorporating by reference the following documents that we have filed with the SEC:


     .  our Transition Report on Form 10-K for the nine months ended
        December 31, 1998, and Items 7 and 8 of the Form 10-K for the fiscal year ended December 31, 1998 of Olympus Communications, L.P. and Olympus Capital Corporation, as amended by Adelphia's Form 10-K/A filed with the SEC on June 29, 1999;

     .  our Quarterly Reports on Form 10-Q for the quarters ended
        December 31, 1998, March 31, 1999 and June 30, 1999;


     . our Current Reports on Form 8-K for the events dated January 11, February 22, February 23, March 5, March 30, March 31, April 9, April 19, April 21, April 23, April 27, April 28, May 26, June 22, August 11, September 9, September 16, and September 21, 1999;

     . our definitive proxy statement dated September 11, 1998 with respect to the Annual Meeting of Stockholders held on October 6, 1998; and


     .  the description of our Class A common stock contained in:

        . our registration statement filed with the SEC under Section 12 of the Exchange Act and subsequent amendments and reports filed to update such description; and

        .  our registration statement on Form S-3 (File No. 333-78027).

     We are also incorporating by reference into this prospectus:

     . all of our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed; and

     . all of our filings made by us under the Exchange Act after the date the registration statement to which this prospectus is a part was initially filed and prior to the effective date of that registration statement.

     You may obtain a copy of any of our filings which are incorporated by reference, at no cost, by writing to or telephoning us at the following address:

                    Adelphia Communications Corporation
                       One North Main Street
                    Coudersport, Pennsylvania  16915
                    Attention:  Investor Relations
                    Telephone:  (814) 274-9830

     You should rely only on the information provided in this prospectus or incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the first page of the prospectus. No offer of securities is being made in any state or country in which the offer or sale is not permitted.

                                    EXPERTS

     The consolidated financial statements of Adelphia and its subsidiaries as of March 31, 1998 and December 31, 1998, and for the years ended March 31, 1997 and 1998 and the nine months ended December 31, 1998, and the consolidated financial statements of Olympus and its subsidiaries as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, all incorporated in this prospectus by reference from Adelphia's Transition Report on Form 10-K for the nine months ended December 31, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of FrontierVision Partners, L.P. and subsidiaries as of December 31, 1998 and 1997, and for each of the years in the three year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement from Adelphia's Current Report on Form 8-K filed September 9, 1999, in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Harron Communications Corp. and subsidiaries as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 incorporated in this prospectus by reference from Adelphia's Current Report on Form 8-K filed September 9, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Century Communications Corp. and subsidiaries as of May 31, 1998 and 1997 and for each of the three years in the period ended May 31, 1998 incorporated by reference in this prospectus from Adelphia's Current Report on Form 8-K filed June 22, 1999, and the consolidated financial statements of Century Communications Corp. and subsidiaries as of May 31, 1999 and 1998 and for each of the three years in the period ended May 31, 1999, incorporated by reference in this prospectus from Adelphia's Current Report on Form 8-K filed September 9, 1999, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      Adelphia Communications Corporation


                    7,000,000 Shares of Class A Common Stock






                                   PROSPECTUS





   We have not authorized any dealer, salesperson or other person to give any information or represent anything contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell nor does it solicit to buy any shares of Class A common stock in any jurisdiction where it is unlawful. The information in this prospectus is current as of October 1, 1999.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following is an estimate of the expenses which will be incurred by Adelphia in connection with the issuance and distribution of the securities being registered.

                                                                    AMOUNT
SEC filing fee..................................................   $ 97,262
Legal fees and expenses.........................................     10,000
Accounting fees and expenses....................................      5,000
Miscellaneous expenses..........................................      2,738
                                                                   --------
Total...........................................................   $115,000
                                                                   ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides in general that a corporation may indemnify its directors, officers, employees or agents against expenditures (including judgments, fines, amounts paid in settlement and attorneys' fees) made by them in connection with certain lawsuits to which they may be made parties by reason of their being directors, officers, employees or agents and shall so indemnify such persons against expenses (including attorneys' fees) if they have been successful on the merits or otherwise. The bylaws of Adelphia provide for indemnification of the officers and directors of Adelphia to the full extent permissible under Delaware law.

     Adelphia's Certificate of Incorporation also provides, pursuant to Section 102(b)(7) of the Delaware General Corporation Law, that directors of Adelphia shall not be personally liable to Adelphia or its stockholders for monetary damages for breach of fiduciary duty as a director for acts or omissions after July 1, 1986, provided that directors shall nonetheless be liable for breaches of the duty of loyalty, bad faith, intentional misconduct, knowing violations of law, unlawful distributions to stockholders, or transactions from which a director derived an improper personal benefit.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following is a complete list of Exhibits filed as part of this Registration Statement, which are incorporated herein:

Exhibit No.                  Reference
- -----------                  ---------

   4.01      Certificate of Incorporation of Adelphia                Incorporated herein by
             Communications Corporation                              reference is Exhibit 3.01
                                                                     to Registrant's Current
                                                                     Report on Form 8-K dated
                                                                     July 24, 1997 (File No.
                                                                     000-16104).

   4.02      Certificate of Designations for 5 1/2% Series D         Incorporated herein by
             Convertible Preferred Stock                             reference is Exhibit 3.01
                                                                     to Registrant's Current
                                                                     Report on Form 8-K for the
                                                                     event dated April 28, 1999
                                                                     (File No. 000-16104).

  23.01 Consent of Deloitte & Touche LLP with respect to financial statements of Adelphia and Olympus

  23.02      Consent of KPMG LLP with respect to financial           Filed herewith.
             statements of FrontierVision

  23.03      Consent of Deloitte & Touche LLP with respect to        Filed herewith.
             financial statements of Century

  23.04      Consent of Deloitte & Touche LLP with respect to        Filed herewith.
             financial statements of Harron

  24.01      Power of Attorney (included on the signature page of    Previously filed.
             the registration statement)

ITEM 17.  UNDERTAKINGS

(a)  Rule 415 Offering.

The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  Filings Incorporating Subsequent Exchange Act Documents by Reference.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Request for Acceleration of Effective Date.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this registration statement on Form S-3 and has duly caused Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coudersport, Commonwealth of Pennsylvania, on the 28th day of September, 1999.

                                    ADELPHIA COMMUNICATIONS CORPORATION

                                    By  /s/ Timothy J. Rigas
                                      ----------------------------------------
                                    Timothy J. Rigas, Executive Vice President

        Pursuant to the requirements of the Securities Act, Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

            SIGNATURES                                   TITLE                                     DATE
*                                   Chairman, President and Chief Executive Officer        September ___, 1999
- ----------------------------------
  JOHN J. RIGAS

*                                   Executive Vice President, Secretary and Director       September ____, 1999
- ----------------------------------
  MICHAEL J. RIGAS

  /s/ Timothy J. Rigas              Executive Vice President, Chief Financial               September 28, 1999
- ----------------------------------  Officer, Chief Accounting Officer, Treasurer
  TIMOTHY J. RIGAS                  and Director

*                                   Executive Vice President and Director                  September ____, 1999
- ----------------------------------
  JAMES P. RIGAS

*                                   Director                                               September ____, 1999
- ----------------------------------
  DANIEL R. MILLIARD

                                    Director                                               September ___, 1999
- ----------------------------------
  PERRY S. PATTERSON

                                    Director                                               September ___, 1999
- ----------------------------------
  PETE J. METROS

                                    Director                                               September ___, 1999
- ----------------------------------
  DENNIS P. COYLE

 *  /s/ Timothy J. Rigas                                                                    September 28, 1999
- ----------------------------------
Timothy J. Rigas, attorney-in-fact


                                 EXHIBIT INDEX

Exhibit No.                  Reference
- -----------                  ---------
    4.01    Certificate of Incorporation of Adelphia            Incorporated herein by
            Communications Corporation                          reference is Exhibit 3.01 to
                                                                Registrant's Current Report on
                                                                Form 8-K dated July 24, 1997
                                                                (File No. 000-16104).

    4.02    Certificate of Designations for 5 1/2% Series D     Incorporated herein by
            Convertible Preferred Stock                         reference is Exhibit 3.01 to
                                                                Registrant's Current Report on
                                                                Form 8-K for the event dated
                                                                April 28, 1999 (File No.
                                                                000-16104).

   23.01    Consent of Deloitte & Touche LLP with respect to    Filed herewith.
            financial statements of Adelphia and Olympus

   23.02    Consent of KPMG LLP with respect to financial       Filed herewith.
            statements of FrontierVision

   23.03    Consent of Deloitte & Touche LLP with respect to    Filed herewith.
            financial statements of Century

   23.04    Consent of Deloitte & Touche LLP with respect to    Filed herewith.
            financial statements of Harron

   24.01    Power of Attorney (included on the signature page   Previously filed.
            to the registration statement)